UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Food Technology Service, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

344798202
(CUSIP Number)

FRANK KAVANAUGH
FORT ASHFORD HOLDINGS, LLC
120 Vantis Drive, Suite 300
Aliso Viejo, CA 92656
(949) 333-3133

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON FORT ASHFORD HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 841,845*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 841,845
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the Florida Business Corporation Act (the “FBCA”).

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON FRANK KAVANAUGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 841,845*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 841,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the FBCA.

CUSIP NO. 344798202

1	NAME OF REPORTING PERSON GORDON MCGILTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 841,845*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 841,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the FBCA.

CUSIP NO. 344798202

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Food Technology Service, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 502 Prairie Mine Road, Mulberry, Florida 33860.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Fort Ashford Holdings, LLC, a Nevada limited liability company (“Fort Ashford”), with respect to the Shares directly and beneficially owned by it;

(ii)	Frank Kavanaugh, as a Managing Director of Fort Ashford; and

(iii)	Gordon McGilton, as a Managing Director of Fort Ashford.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Fort Ashford and Mr. Kavanaugh is 120 Vantis Drive, Suite 300, Aliso Viejo, California 92656. The address of the principal office of Mr. McGilton is c/o Fort Ashford Holdings, 2611 LaVista Driva, Burlington, North Carolina 27215.

(c)           The principal business of Fort Ashford is serving as a private equity firm. Messrs. Kavanaugh and McGilton serve as Managing Directors of Fort Ashford.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kavanaugh and McGilton are citizens of the United States of America.

CUSIP NO. 344798202

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 841,845 Shares beneficially owned by Fort Ashford is approximately $4,001,917.73, including brokerage commissions.

The Shares purchased by Fort Ashford were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except for 534,108 Shares purchased in private transactions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Fort Ashford purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 24, 2012, Fort Ashford entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Richard G. Hunter, whereby Fort Ashford acquired 70,791 Shares at a price of $6.50 per Share. The 70,971 Shares purchased pursuant to the Stock Purchase Agreement were exempted from Section 607.0902 of the FBCA, Florida’s Control Share Acquisition Statute, by an agreement between Fort Ashford and the Issuer, dated September 26, 2012.

On March 4, 2013, Fort Ashford delivered a letter to the President of the Issuer requesting the Issuer to include on its agenda for the forthcoming annual meeting of shareholders a proposal to have the disinterested shareholders of the Issuer vote on the reinstatement of voting rights of 235,000 Shares owned by the Reporting Persons deemed to be “control shares” acquired in a “control-share acquisition” within the meaning of Section 607.0902 of the FBCA. On August 9, 2013, Fort Ashford received notification from the Issuer that the Board of Directors of the Issuer deemed 133,956 of said Shares not to be subject to the control share provisions of Section 607.0902 of the FBCA.

The Issuer has failed to achieve a quorum at either of its past two annual meetings of shareholders.

On September 27, 2013, Fort Ashford delivered a letter to the President of the Issuer demanding the Issuer to call a special meeting of shareholders for the purpose of removing Douglas Bell, David Nicholds and Ronald Thomas as directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 344798202

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,836,299 Shares outstanding, as of July 29, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013.

A.	Fort Ashford

(a)	As of the close of business on October 3, 2013, Fort Ashford directly owned 841,845 Shares.

Percentage: Approximately 29.7%

(b)	1. Sole power to vote or direct vote: 841,845*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 841,845
4. Shared power to dispose or direct the disposition: 0

(c)	Fort Ashford has not entered into any transactions in the Shares during the past sixty days.

B.	Messrs. Kavanaugh and McGilton

(a)
Each of Messrs. Kavanaugh and McGilton, as a Managing Director of Fort Ashford, may be deemed the beneficial owner of the 841,845 Shares owned by Fort Ashford. Messrs. Kavanaugh and McGilton disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Percentage: Approximately 29.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,845*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,845

(c)	None of Messrs. Kavanaugh or McGilton has entered into any transactions in the Shares during the past sixty days.

____________________
* Includes 122,746 Shares which may be deemed to be “control shares” pursuant to Section 607.0902 of the FBCA.

CUSIP NO. 344798202

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 3, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement, dated October 3, 2013, by and among Fort Ashford Holdings, LLC, Frank Kavanaugh and Gordon McGilton.

99.2	Power of Attorney for Gordon McGilton, dated October 3, 2013.

CUSIP NO. 344798202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2013

FORT ASHFORD HOLDINGS, LLC

By:	/s/ Frank Kavanaugh
	Name:	Frank Kavanaugh
	Title:	Managing Director

/s/ Frank Kavanaugh
FRANK KAVANAUGH
Individually and as attorney-in-fact for Gordon McGilton

CUSIP NO. 344798202